

Mail Stop 3561

March 28, 2016

Adam W. Miller
Chief Financial Officer
Knight Transportation, Inc.
20002 North 19th Avenue
Phoenix, Arizona 85027

> **Re: Knight Transportation, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 17, 2016**
> **File No. 001-32396**

Dear Mr. Miller:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 5 – Management's Proxy Access Proposal, page 44

1. In discussing the Board's determination that proxy access should require a nominating shareholder to own a minimum of 3% of the outstanding shares, please remove your statement that the SEC has accepted this limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3611 with any questions you may have.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure